SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

INGENICO AND OTI FORM PARTNERSHIP IN
SECURE CONTACTLESS PAYMENT AND IDENTIFICATION

Initial Deployments Will Support US Payment Market

Fort Lee, NJ – June 8, 2005 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security and payments, today announced a partnership with Ingenico North America. Ingenico and OTI will provide secure contactless solutions for the payment and identification markets.

Ingenico is integrating OTI’s contactless technology with the eN-Touch 1000, as well as the i6770 and i6550 customer-activated payment terminals. Additionally, Ingenico will interface and offer OTI’s flagship Saturn 5000 contactless reader as a “plug ‘n play” option for merchants currently equipped with Ingenico terminals.

Initial deployment will include support for contactless payment programs being implemented by major retailers in the United States. When using a contactless reader, consumers simply tap their contactless payment card on a merchant terminal with a contactless reader that securely transmits card information using radio frequency, eliminating the time it takes to swipe the card through a magnetic stripe reader. The solution will benefit traditional cash-only environments where speed of service is essential, such as quick service restaurants, gas stations, convenience stores and movie theaters.

Lloyd Baylard, vice president and general manager of Ingenico’s Retail Solutions group, stated, “Ingenico is leveraging OTI’s proven contactless reader technology to offer a seamless implementation of this secure and customer-convenient payment method with our terminal offerings. We view contactless payment as an important component of our secure transaction solutions strategy, of which OTI is an integral part.”

“We are proud to work with Ingenico as a partner in their development of secure contactless solutions for payment and security systems. We look forward to providing OTI’s secured contactless technology as an integral part of Ingenico’s solutions to its multiple markets around the world,” stated Oded Bashan, CEO of OTI.

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About Ingenico

With a 26.5% market share, Ingenico is the world’s largest provider of payment and transactions systems used by banking, retail, petroleum, transportation and government agencies to accelerate and secure the flow of electronic commerce. The Company’s 1,300 employees working in 29 subsidiaries, as well as a network of a hundred partners and distributors, ship over 1.5 million payment terminals annually to more than 90 countries.

Ingenico, through an annual investment of over 8 percent of revenues in research and development, is producing increasingly efficient and secure payment systems that incorporate the UNICAPT 32 architecture and the latest EMV standards. These systems leverage the most advanced technology available, including biometrics, touch technology, RFID, GSM/GPRS, WiFi and Bluetooth communications, providing our customers with an efficient and versatile array of transaction solutions. Ingenico leverages this expertise and technology to provide solutions in markets requiring, highly secure applications such as purchasing cards, e-procedures, prepaid card reloading and electronic transaction flow management. This investment had enabled Ingenico to enter the emerging markets of electronic ID scanning, microchip-based healthcare cards and supply-chain traceability. For more information about Ingenico, visit their web site at www.ingenico-us.com.

Ingenico Contact:

Michael English, Director of Business Development and Communications

678-795-2727 or menglish@ingenico-us.com

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micro payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. For more information on OTI, visit www.otiglobal.com

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact:	Media Relations:	IR Contact:
Galit Mendelson	Adam Handelsman	Paul Holm
Director of Corporate Communication, OTI	5W Public Relations	PortfolioPR
201 944 5200 ext. 111	212 999 5585	212 736 9224
galit@otiglobal.com	ahandelsman@5wpr.com	pholm@portfoliopr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: June 9th, 2005